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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

                                 Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:

                PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          PROLIANCE INTERNATIONAL, INC.
                                 100 GANDO DRIVE
                          NEW HAVEN, CONNECTICUT 06513

                                  Page 1 of 15

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         Proliance International, Inc. 401(k) Savings Plan (the "Plan")

         Audited financial statements and schedules for the Plan
         prepared in accordance with the financial reporting
         requirements of the Employee Retirement Income Security Act of
         1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

                                                                           PAGE
                                                                           ----
Report of Independent Registered Public Accounting Firm                      6

Financial Statements:

Statements of Assets Available for Benefits                                  7

Statements of Changes in Assets Available for Benefits                       8

Notes to Financial Statements                                                9

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year)                                                     14

Exhibit

23.1 Consent of BDO Seidman, LLP                                            15

                                        2

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Proliance International, Inc. 401(k) Savings Plan

June 23, 2006                By:  /s/ Richard A. Wisot
                                ------------------------------------------------
                                 Richard A. Wisot
                                 Vice President, Treasurer, Secretary, and Chief
                                 Financial Officer (Principal Financial and
                                 Accounting Officer)
                                 Proliance International, Inc.

                                        3

PROLIANCE INTERNATIONAL, INC.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2005 AND 2004

                                        4

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
CONTENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                                            PAGE

Report of Independent Registered Public Accounting Firm.....................  6

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year)..................................................... 14

                                        5

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Proliance International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Proliance International, Inc. 401(k) Savings Plan as of December 31, 2005
and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.
Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of
December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the
Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Valhalla, NY
June 23, 2006

                                        6

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                   2005                 2004

Investments, at fair value                     $17,728,058          $16,300,135
                                               -----------          -----------
Receivables
     Participants' contributions                    62,429               53,504
     Employer's contributions                       19,950               15,902
                                               -----------          -----------
              Total receivables                     82,379               69,406
                                               -----------          -----------
Assets available for benefits                  $17,810,437          $16,369,541
                                               -----------          -----------

   The accompanying notes are an integral part of these financial statements.

                                        7

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
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                                                                   2005                  2004

ADDITIONS TO ASSETS ATTRIBUTED TO
     Investment income
        Interest                                              $       32,272        $       35,191
        Dividends                                                    335,531               304,709
        Net appreciation in fair value of investments                224,413             1,122,896
                                                              --------------        --------------
           Total investment income                                   592,216             1,462,796
                                                              --------------        --------------
     Contributions
        Participants'                                              1,648,826             1,547,011
        Employer's                                                   489,268               437,553
                                                              --------------        --------------
           Total contributions                                     2,138,094             1,984,564
                                                              --------------        --------------
     Transfer in - Modine Aftermarket participants                 1,522,284                -
                                                              --------------        --------------
           Total additions                                         4,252,594             3,447,360
                                                              --------------        --------------
DEDUCTIONS FROM ASSETS ATTRIBUTED TO
     Payments to Heavy Duty OEM participants                       1,611,654                -
     Benefits paid to participants                                 1,195,357               944,477
     Administrative expenses                                           4,687                 4,820
                                                              --------------        --------------

           Total deductions                                        2,811,698               949,297
                                                              --------------        --------------
              Net increase                                         1,440,896             2,498,063

ASSETS AVAILABLE FOR BENEFITS
           Beginning of year                                      16,369,541            13,871,478
                                                              --------------        --------------
           End of year                                        $   17,810,437        $   16,369,541
                                                              --------------        --------------

   The accompanying notes are an integral part of these financial statements.

                                        8

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The Proliance International, Inc. 401(k) Savings Plan (the "Plan") is a
       defined contribution plan established for the benefit of non-union, and certain union employees of Proliance International, Inc. (the "Company")
       and is subject to the provisions of the Employee Retirement Income
       Security Act of 1974 ("ERISA").

       The following description of the Plan provides only general information.
       Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan sponsored by the Company. All non-union, and certain union employees employed by the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20 1/2 years of age or older.

       On March 1, 2005, the Company sold its Heavy Duty OEM business unit (G &
       O Manufacturing) to Modine Manufacturing Company. As of that date, all
       Heavy Duty OEM employees ceased participation in the Plan and became fully vested in their account balances. As a result, $1,611,654, representing the total vested balances on the date of the sale, was paid out of the Plan to Heavy Duty OEM participants or their designees during the year ended December 31, 2005.

       Effective July 22, 2005, the Company changed its name to Proliance
       International Inc., following the acquisition of Modine Aftermarket
       Holdings from Modine Manufacturing Company. Employees of Modine
       Aftermarket Holdings subsequently employed by the Company were immediately eligible for participation in the Plan and received prior service credit under the Plan. These new participants transferred
       $1,522,284, representing the balances in their previous employer's
       401(k) plan, into the Plan during the year ended December 31, 2005.

       At it's meeting in October, 2005, the Board of Directors of Proliance
       International, Inc. formally changed the Plan's name from the Transpro,
       Inc. 401(k) Savings Plan to the Proliance International, Inc. 401(k)
       Savings Plan.

       CONTRIBUTIONS

       For the Plan years ended December 31, 2005 and 2004, non-highly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the
       Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Proliance International, Inc. common stock fund as investment options for participants.

       The Plan provides for automatic enrollment of all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 2 percent (3 percent with respect to eligible union employees of G & O), effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the
       Plan's eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

                                        9

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

       The Plan provides that the Company will contribute an amount equal to 100 percent of the participant's contribution up to 2 percent of the participant's gross pay. Prior to the Heavy Duty OEM (referred to as G &
       O) sale, for all G & O union employees, the Company contributed 25 percent of the first 1 percent of the participant's contribution, plus 25 percent of the second 1 percent of the participant's contribution, plus
       50 percent of the third 1 percent of the participant's contribution, with a maximum match of $1,200 per year.

       PARTICIPANT ACCOUNTS

       The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the
       Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING

       All participants are immediately vested in their contributions plus actual earnings thereon.

       All participants become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service.
       All union participants employed at G&O were immediately fully vested in
       Company matching contributions and related earnings thereon upon the sale of the G & O business unit.

       All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

       Forfeited nonvested accounts are used to reduce the cash required to fund employer contributions under the Plan. Remaining forfeitures, if any, are deemed to be employer contributions and allocated to participants.

       PAYMENT OF BENEFITS

       On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant's vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant's vested account balance has never exceeded $1,000, the entire vested account shall be payable in a single lump-sum. If the participant's vested account balance has been greater than $1,000 but less than $5,000 at any time, and the participant does not elect a distribution, then the account balance will be rolled over to a Merrill Lynch IRA. If a participant's vested account balance is greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70 1/2.

                                       10

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

       WITHDRAWALS AND LOANS

       A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document.
       The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly situated.

       Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the
       Participant loan fund. Loan terms range from one to five years or up to
       30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Plan administrator.
       Interest rates on loans outstanding at December 31, 2005 ranged from 5 percent to 10 1/2 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

2.     SUMMARY OF ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies:

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       PLAN EXPENSES

       General administrative expenses are paid by the Company. The Company incurred expenses of approximately $22,000 and $23,000, for the plan years ended December 31, 2005 and 2004, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

       Purchases and sales of investments are recorded on a trade-date basis.
       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statements of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.

                                       11

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the dates of the financial statements and the changes in assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of mutual funds, a Proliance International, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and changes in assets available for benefits.

3.     INVESTMENTS

       The following table presents the value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2005 and 2004

                                                           2005          2004

       Merrill Lynch Retirement Preservation Trust     $6,702,257     $5,537,412
       Merrill Lynch S&P 500 Index Fund                 3,549,033      3,761,066
       Van Kampen American Value Fund                   2,169,689      2,075,279
       ML Bond Fund - Core BD                           1,208,622      1,173,688
       Proliance International, Inc. common stock       1,425,683      1,565,364

       During 2005 and 2004, the Plan's investments (including gains and
       (losses) on investments bought and sold, as well as held during the year)
       appreciated (depreciated) in value as follows:

                                                           2005          2004

         Mutual funds                                   $ 448,110     $  681,281
         Proliance International, Inc. common stock      (223,697)       441,615
                                                        ---------     ----------
                 Net appreciation in investments        $ 224,413     $1,122,896
                                                        ---------     ----------

                                       12

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

4.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     RELATED PARTY TRANSACTIONS

       Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to
       Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2005 and 2004 were $4,687 and $4,820, respectively.

       The Plan allows participants to purchase common stock of the Company, and therefore, transactions involving the Company's common stock qualify as party-in-interest transactions.

       As noted in Note 1, the Plan also provides for participant loans.

6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of
       Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

7.     SUBSEQUENT EVENT

       On April 1, 2006, the Ready-Aire 401(k) Plan was merged into the Plan.
       Ready-Aire, Inc. is a wholly owned subsidiary of the Company. The Plan was amended to grant prior service credit to the Ready-Aire employees.

                                       13

PROLIANCE INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT YEAR END
DECEMBER 31, 2005

------------------------------------------------------------------------------------------------------------------------------------
                                                           (c) DESCRIPTION OF INVESTMENT,
                                                              INCLUDING MATURITY DATE,
        (b) IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST, COLLATERAL,                              (e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                             PAR OR MATURITY VALUE                  (d) COST            VALUE

     Common Stock:
 *     Proliance International, Inc.                   Common stock, 269,505 shares                  a                 $ 1,425,683
     Mutual Funds:
 *     Merrill Lynch Trust Company:
         ML Bond Fund - Core BD                        Mutual fund, 104,461 shares                   a                   1,208,622
         Merrill Lynch Fundamental Growth Fund         Mutual fund, 26,314 shares                    a                     493,134
         Dreyfus Premier Worldwide Growth Fund         Mutual fund, 2,122 shares                     a                      75,239
         Van Kampen American Value Fund                Mutual fund, 79,650 shares                    a                   2,169,689
         Van Kampen Emerging Growth Fund               Mutual fund, 5,539 shares                     a                     230,662
         Merrill Lynch Equity Income Fund              Mutual fund, 26,406 shares                    a                     415,908
         Merrill Lynch S&P 500 Index Fund              Mutual fund, 232,114 shares                   a                   3,549,033
         Merrill Lynch International Index Fund        Mutual fund, 4,647 shares                     a                      57,959
         Lord Abbett Developing Growth Fund            Mutual fund, 5,913 shares                     a                     103,079
         Alliance Premier Growth Fund                  Mutual fund, 6,802 shares                     a                     141,638
         Ivy International Fund                        Mutual fund, 16,006 shares                    a                     435,212
         Merrill Lynch Trust Company                   Cash                                                      -          27,301
     Collective Trust:
 *     Merrill Lynch Trust Company:
         Merrill Lynch Retirement Preservation Trust   6,702,257 shares                                  6,702,257       6,702,257
 *   Participant loans                                 Loans to participants collateralized
                                                         by their accounts.                          a                     640,567
                                                       Repayment terms range up to thirty years.
                                                       Interest rates in effect during period
                                                         5 percent - 10-1/2 percent.
     Self-directed brokerage accounts                  Various units                                 a                      52,075
                                                                                                                       -----------
                                                                                                                       $17,728,058
                                                                                                                       ===========

 a   The cost of participant directed investments is not required to be disclosed.
 *   Denotes party-in-interest

   The accompanying notes are an integral part of these financial statements.

                                       14